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SECURITIES [AND EXCHANGE COMMISSION]
Wa[shington, D.C.]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ross Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas
(No. and Street)

New York, NY 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman E. Ross (212) 582- 2524
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard Feiman
(Name – *if individual, state last, first, middle name*)

295 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Norman E. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ross Securities Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

MICHELE GAPINSKI
Notary Public, State of New York
No. 02GA4984235
Qualified in Suffolk County
Commission Expires July 15, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSS SECURITIES CORPORATION

FINANCIAL STATEMENT

DECEMBER 31, 2008

RICHARD FEIMAN
CERTIFIED PUBLIC ACCOUNTANT
295 MADISON AVENUE
NEW YORK, NY 10017

INDEPENDENT AUDITORS REPORT

The Board of Directors
Ross Securities Corporation

I have audited the accompanying statement of financial condition (Balance Sheet) of Ross Securities Corporation as of December 31, 2008 and the related statement of income and changes in stockholders' equity for the twelve months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on the audit.

I conducted the audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles. I find no material inadequacies in the accounting system, internal accounting control and procedures for safeguarding securities.

The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but its supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2009

Richard Feiman

ROSS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
BALANCE SHEET
DECEMBER 31, 2008

Assets

Current Assets		
Cash in HSBC Bank		$ 52,665.00
Commission & Fees Receivable		4,000.00
Total Current Assets		56,665.00
Fixed Assets		
Comupter Equipment	$ 1,517.00	
Less: Accumulated Depreciation	1,517.00	0.00
Total Assets		$ 56,665.00

Liabilities and Equity

Current Liabilities		
Accounts Payable		- 0 -
Shareholders Equity		
Capital Stock	$ 15,700.00	
Retained Earnings	104,183.00	
Total	119,883.00	
Add: Net Profit for the Twelve Months	1.782.00	
Total	121,665.00	
Less: Distribution to Shareholders	65,000.00	
Total Equity 12/31/08		$ 56,665.00
Total Liabilties & Equity		56,665.00

ROSS SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

Income		
Commissions & Fees	$ 55,863.00	
Total Income		$ 55,863.00
Expenses		
Overhead - Salaries & Taxes	$ 39,650.00	
Dues, Licenses, Fees & Bond	3,823.00	
Administrative Expenses	9,572.00	
Federal, State & Local Taxes	1,036.00	
Total Expenses		54,081.00
Net Profit for the Twelve Months		$ 1,782.00

ROSS SECURITIES CORPORATION
CHANGES IN STOCKHOLDERS EQUITY
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

	Cash Flow	
Stockholders Equity - 1/1/08		
Invested Capital		$ 15,700.00
Retained Earnings		104,183.00
Total Equity		119,883.00
Sources of Income		
Commissions and Fees		$ 55,863.00
Total		175,746.00
Application of Funds		
Shareholder Distribution	65,000.00	
Overhead Salaries & Taxes	39,650.00	
Dues, Licenses, Fees & Bond	3,823.00	
Administration Expenses	9,572.00	
State & Local Taxes	1,036.00	
Total		119,081.00
Stockholders Equity - 12/31/08		$ 56,665.00

Note: The Auditors' report represents a twelve month period as required by NASD. The reporting corporation filed Focus reports for each quarter in the year 2008.

ROSS SECURITIES CORPORATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2008
FIRM ID: 113796
SEE FILE #8-53361

Total Ownership Equity - 1/1/08		$ 119,883.00
Add: Net Profit for the Year	$ 1,782.00	
Less: Distribution to Shareholder	65,000.00	(63,218.00)
Total Ownership Equity - 12/31/08		56,665.00
Deduct o/e allowable for net capital		0.00
Total o/e qualified for net capital		56,665.00
Add:		
Allowable subordinated liabilities		
Other deductions or credits		
Descriptions Amount		0.00
Total capital & allowable subloans		56,665.00
Deductions and/or charges		
Total non-allowable assets		
Secured demand note deficiency		
Cap charges for spot 7 commodity futures		
Other deductions and/or charges		0.00
Other additional and/or allowable credits		
Description Amount		0.00
Net capital before haircuts		56,665.00
Haircuts on securities		0.00
Net Capital		$ 56,665.00

Note: The Net Capital for the year 2008 was increased by $1782.00. No additional adjustments to Net Capital have occurred during the year. A distribution of 65,000 was made to the stockholders.

ROSS SECURITIES CORPORATION
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
FIRM ID: 113796

Minimum Net Capital Required: (based on Aggregate Indebtedness)	0.00
Minimum Dollar Requirement	$ 5,000.00
Net Capital Requirement	5,000.00
Excess Net Capital	51,665.00
Excess Net Capital @100% (Net Capital - 10% Aggregate Indebtedness = 51,665.)	51,665.00

Note: The basic Minimum Dollar requirement of $5,000 has been increased by accumulated profits resulting in a total excess Net Capital of $51,665.

ROSS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Cash in Fleet Bank was verified with the statements submitted by the depository as at December 31, 2008. The cash balance is verified on a monthly basis with the depository's statement.

Commissions are reported when earned. All commissions earned as at December 31, 2008 were deposited or set up as receivables.

The Receivable due from Life commissions in the sum of $4,000 is calculated as follows:

$4,000 from Met Life is a rolling commission receivable and is earned in the month prior to receipt.

There were no subordinated Claims of Creditors at the beginning or the end of the period.

No provision for Corporation Income Taxes for the year 2008 has been set up.

The Common Capital Stock of $15,700 results from 100 shares of common stock authorized and issued at a value of $15.70 per share.

The Brokers required Net Capital as at December 31, 2008 is $5,000 and the actual Net Capital as of December 31, 2008 is $56,665.00 resulting in an excess Net Capital of $51,88300. No material differences or inadequacies exist between the Focus Report 11A and the audited Net Capital of the Corporation, except for the provision for corporate income taxes noted above.

The Corporation, other than items reported, has no other assets or securities relating to Possession or Control requirements under Rule 15c3-3 of The Securities and Exchange Commission.